Second Quarter 2016
Results
29 July 2016
© AB
InBev
2016
–
All
rights
reserved
Filed
by
Anheuser-Busch
InBev
SA/NV
pursuant to Rule 425 under the Securities Act of 1933
Subject
Company:
Anheuser-Busch
InBev
SA/NV
(Commission File No. 001-34455)

Certain
statements
contained
in
this
report
that
are
not
statements
of
historical
fact
constitute
forward-looking
statements,
notwithstanding
that
such
statements
are
not
specifically
identified.
In
addition,
certain
statements
may
be
contained
in
the
future
filings
of
the
Company
with
the
competent
securities
regulators
or
other
authorities,
in
press
releases,
and
in
oral
and
written
statements
made
by
or
with
the
approval
of
the
Company
that
are
not
statements
of
historical
fact
and
constitute
forward-looking
statements.
Forward-looking
statements
are
not
guarantees
of
future
performance.
Rather,
they
are
based
on
current
views
and
assumptions
and
involve
known
and
unknown
risks,
uncertainties
and
other
factors,
many
of
which
are
outside
the
Company’s
control
and
are
difficult
to
predict,
that
may
cause
actual
results
or
developments
to
differ
materially
from
any
future
results
or
developments
expressed
or
implied
by
the
forward-looking
statements.
Factors
that
could
cause
actual
results
to
differ
materially
from
those
contemplated
by
the
forward-looking
statements
include,
among
others:
(i)
local,
regional,
national
and
international
economic
conditions,
including
the
risks
of
a
global
recession
or
a
recession
in
one
or
more
of
the
Company’s
key
markets,
and
the
impact
they
may
have
on
the
Company
and
its
customers
and
its
assessment
of
that
impact;
(ii)
financial
risks,
such
as
interest
rate
risk,
foreign
exchange
rate
risk
(in
particular
as
against
the
U.S.
dollar,
the
Company’s
reporting
currency),
commodity
risk,
asset
price
risk,
equity
market
risk,
counterparty
risk,
sovereign
risk,
liquidity
risk,
inflation
or
deflation;
(iii)
continued
geopolitical
instability,
which
may
result
in,
among
other
things,
economic
and
political
sanctions
and
currency
exchange
rate
volatility,
and
which
may
have
a
substantial
impact
on
the
economies
of
one
or
more
of
the
Company’s
key
markets;
(iv)
changes
in
government
policies
and
currency
controls;
(v)
continued
availability
of
financing
and
the
Company’s
ability
to
achieve
its
targeted
coverage
and
debt
levels
and
terms,
including
the
risk
of
constraints
on
financing
in
the
event
of
a
credit
rating
downgrade;
(vi)
the
monetary
and
interest
rate
policies
of
central
banks;
(vii)
changes
in
applicable
laws,
regulations
and
taxes
in
jurisdictions
in
which
the
Company
operates;
(viii)
limitations
on
the
Company’s
ability
to
contain
costs
and
expenses;
(ix)
the
Company’s
expectations
with
respect
to
expansion
plans,
premium
growth,
accretion
to
reported
earnings,
working
capital
improvements
and
investment
income
or
cash
flow
projections;
(x)
the
Company’s
ability
to
continue
to
introduce
competitive
new
products
and
services
on
a
timely,
cost-effective
basis;
(xi)
the
effects
of
competition
and
consolidation
in
the
markets
in
which
the
Company
operates;
(xii)
changes
in
consumer
spending;
(xiii)
changes
in
pricing
environments;
(xiv)
volatility
in
the
prices
of
raw
materials,
commodities
and
energy;
(xv)
difficulties
in
maintaining
relationships
with
employees;
(xvi)
regional
or
general
changes
in
asset
valuations;
(xvii)
greater
than
expected
costs
(including
taxes)
and
expenses;
(xviii)
the
risk
of
unexpected
consequences
resulting
from
acquisitions,
joint
ventures,
strategic
alliances,
corporate
reorganizations
or
divestiture
plans,
and
the
Company’s
ability
to
successfully
and
cost-effectively
implement
these
transactions
and
integrate
the
operations
of
businesses
or
other
assets
it
has
acquired;
(xix)
the
outcome
of
pending
and
future
litigation,
investigations
and
governmental
proceedings;
(xx)
natural
and
other
disasters;
(xxi)
any
inability
to
economically
hedge
certain
risks;
(xxii)
inadequate
impairment
provisions
and
loss
reserves;
(xxiii)
technological
changes
and
threats
to
cybersecurity;
and
(xxiv)
the
Company’s
success
in
managing
the
risks
involved
in
the
foregoing.
All
subsequent
written
and
oral
forward-looking
statements
concerning
the
proposed
transaction
or
other
matters
and
attributable
to
the
Company
or
any
person
acting
on
its
behalf
are
expressly
qualified
in
their
entirety
by
the
cautionary
statements
referenced
above.
Forward-looking
statements
speak
only
as
of
the
date
on
which
such
statements
are
made.
In
addition,
the
forward-looking
statements
contained
in
this
report
also
include
statements
relating
to
the
Company’s
proposed
combination
with
SABMiller
plc
(“SABMiller”)
(the
“Transaction”),
the
related
divestitures
and
the
financing
of
the
Transaction,
including
the
expected
effects
of
the
Transaction
on
the
Company
and/or
SABMiller
and
the
expected
timing
of
the
Transaction.
All
statements
regarding
the
Transaction,
the
related
divestitures
and
the
financing
of
the
Transaction,
other
than
statements
of
historical
facts,
are
forward-looking
statements.
You
should
not
place
undue
reliance
on
these
forward-looking
statements,
which
reflect
the
current
views
of
the
Company’s
management,
and
are
subject
to
numerous
risks
and
uncertainties
about
the
Company
and
SABMiller
and
are
dependent
on
many
factors,
some
of
which
are
outside
of
the
Company’s
and
their
control.
There
are
important
factors,
risks
and
uncertainties
that
could
cause
actual
outcomes
and
results
to
be
materially
different,
including
the
satisfaction
of
the
conditions
to
the
transactions
described
herein,
the
ability
to
obtain
the
regulatory
approvals
related
to
the
transactions
and
the
ability
to
satisfy
any
conditions
required
to
obtain
such
approvals,
and
the
factors
relating
to
the
Company
described
above.
Other
unknown
or
unpredictable
factors
could
cause
actual
results
to
differ
materially
from
those
in
the
forward-looking
statements.
There
can
be
no
certainty
that
the
proposed
transactions
will
be
completed
on
the
terms
described
herein
or
at
all.
The
Company’s
statements
regarding
financial
risks
are
subject
to
uncertainty.
For
example,
certain
market
and
financial
risk
disclosures
are
dependent
on
choices
about
key
model
characteristics
and
assumptions
and
are
subject
to
various
limitations.
By
their
nature,
certain
of
the
market
or
financial
risk
disclosures
are
only
estimates
and,
as
a
result,
actual
future
gains
and
losses
could
differ
materially
from
those
that
have
been
estimated.
Subject
to
the
Company’s
obligations
under
Belgian
and
U.S.
law
in
relation
to
disclosure
and
ongoing
information,
the
Company
undertakes
no
obligation
to
update
publicly
or
revise
any
forward-looking
statements,
whether
as
a
result
of
new
information,
future
events
or
otherwise.
This
document
shall
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
buy
any
securities,
nor
shall
there
be
any
offer,
solicitation
or
sale
of
securities
in
any
jurisdiction
in
which
such
offer,
solicitation
or
sale
would
be
unlawful
prior
to
the
registration
or
qualification
under
the
securities
laws
of
such
jurisdiction.
By
attending
the
meeting
where
this
presentation
is
made,
or
by
reading
the
presentation
slides,
you
agree
to
be
bound
by
the
above
limitations.
FUTURE
SEC
FILINGS
AND
THIS
FILING:
IMPORTANT
INFORMATION
In
the
event
that
AB
InBev
and
SABMiller
enter
into
a
transaction,
AB
InBev
may
be
required
to
file
relevant
materials
with
the
SEC.
Such
documents,
however,
are
not
currently
available.
INVESTORS
ARE
URGED
TO
READ
ANY
DOCUMENTS
REGARDING
THE
POTENTIAL
TRANSACTION
IF
AND
WHEN
THEY
BECOME
AVAILABLE,
BECAUSE
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION.
Investors
will
be
able
to
obtain
a
free
copy
of
such
filings
without
charge,
at
the
SEC’s
website
(http://www.sec.gov)
once
such
documents
are
filed
with
the
SEC.
Copies
of
such
documents
may
also
be
obtained
from
AB
InBev,
without
charge,
once
they
are
filed
with
the
SEC.
Legal Disclaimers
© AB
InBev
2016
–
All
rights
reserved

© AB
InBev
2016
–
All
rights
reserved
SABMiller: Revised and final offer
•
On July 26, 2016, we
announced a revised and final
offer
to acquire the entire issued and to
be issued share capital of SABMiller
•
Pursuant to the revised and final terms, each SABMiller Shareholder will now be entitled to receive:
•
For each SABMiller Share:
£45.00 in cash (the “Cash Consideration”)
•
The revised Cash Consideration represents an increase of £1.00 per SABMiller Share over the £44.00 Cash Consideration set out in the 11 November 2015 Announcement.
•
Pursuant to the revised and final terms of the Partial Share Alternative, SABMiller
Shareholders will now be entitled to elect to receive:
•
For each SABMiller Share:
£4.6588 in cash (the “cash element”)
and
0.483969 Restricted Shares (the “exchange ratio”)
in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative as set out in the 11 November 2015
Announcement).

SABMiller: Status of regulatory clearances

Europe: Approval received May 24
th
•
•
Commitment to sell SABMiller’s Central & Eastern European businesses
South Africa: Approval received June 30
th
•
Public interest commitments
•
Divestiture of shareholding in Distell within designated period after closing
USA: Approval received July 20
th
•
•
Undertakings regarding distribution, wholesalers and sales programs & policies
China: Approval received July 29
th
•
Disposal of stake in China Resources Snow Breweries Limited to
China Resources Beer (Holdings) Co. Ltd. for $1.6 bn
© AB
InBev
2016
–
All
rights
reserved
Approvals in 23 jurisdictions
Binding offer from Asahi to acquire the Peroni, Grolsch & Meantime brands for €2.55 bn
Divestiture of SABMiller’s U.S. interest in MillerCoors to Molson Coors